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Starring Clara Bow, Inc.

A bound-for-Broadway musical on the life of silent film star, Clara Bow.

Small OPO · Cheyenne, WY · Music

0% funded with 139 days left

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Overview Team Terms Engage SHARE

Invest In Our Broadway Show "Starring Clara Bow"

Book and Lyrics by Jeffery Mundy and Music by Barry Fasman

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For the first time in history...



even non-accredited investors...



can own a piece of a Broadway show!

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Our bound-for-Broadway musical tells the story of America's first sex symbol, and Hollywood's most popular silent movie star, Clara Bow.

We are asking you to invest in our show and help us open on Broadway.

Invest In A Musical With Incredible Potential

Clara Bow had a truly fascinating life in Hollywood's silent era and our musical brings to life the story of Clara's meteoric rise from a life in abject poverty to super-stardom. She experienced untold suffering in a Brooklyn tenement from an abusive father and mentally ill mother, but winning a movie magazine contest bought her a trip to Hollywood and super-stardom.

As the most popular star of the silent era, Clara was loved by the public but shunned by the other stars of her time. Her captivating beauty attracted torrid affairs with Victor Fleming, Gary Cooper, and Gilbert Roland, and yet she walked away from Hollywood at the age of 26 to marry the man of her dreams.

Clara's fascinating story and our wonderful songs contain all the earmarks of a great piece of entertainment.


Starring
CLARA BOW
A New Musical
by Jeffery Mundy and Barry Fasman

Why do we believe our show will be a great success?







Pictures from our sold-out workshop production.

In July of 2016 we had two sold-out shows of our critically acclaimed workshop production in Hollywood. But how can one determine in advance if a musical like ours will be successful on Broadway? How can we determine if investors will make money?

A successful musical has great songs.

We already have the songs!

The company's sole asset and business is the creation and production of this bound-for-Broadway musical and related rights. All rights to the intellectual property (songs, libretto and music) created for the show are now owned by the company, which means the company can use them to generate revenues from future licensing and publishing rights and road shows in perpetuity.

No one can guarantee the success of a show before it's a hit on Broadway, but investors can listen now to our complement of professionally recorded musical numbers and read the synopsis to evaluate for themselves our show's potential. The songs are the heart of any Broadway musical and they are already created and recorded. Although one never knows in advance if a show will be a hit, reading the synopsis and listening to the songs at least gives one a clue to our show's potential.

You can read the synopsis and listen to the songs from our show by clicking HERE:



Jeffery Mundy and Barry Fasman in the Studio



Barry directs a studio recording

We are attracting extraordinary talent.



Lilli Babb Sings in Barry's Studio



Jewels Jaselle Sings in Barry's Studio

We have held auditions in both Hollywood and New York and we are very impressed. Although these are mere auditions, it is easy to see that there are many genuinely gifted actors and actresses who are eager to appear in our show. Given the appropriate budget, we intend to also make offers to seasoned Broadway stars for our Broadway run.



Barry auditions Lilli Babb and Brian Krinsky in New York



Alex Palting and Brian Krinsky sing "Heavenly Daze"



Amanda Hootman Sings in Barry's Studio

How will we make money for investors?

Obviously, the most significant revenue stream for any Broadway show is **ticket sales**.

But we also anticipate numerous ancillary opportunities for **multiple revenue streams** such as:

- Regional touring shows of the play outside of New York.
- Sales of song recordings and publishing
- Licensing rights for worldwide markets, regional theatres and schools
- Book and motion picture rights
- Broadway memorabilia and other merchandise

It is hard to estimate the potential revenues from each of these streams in advance of a Broadway run, but they can be considerable if a Broadway run is successful. After paying production costs, royalties, and any debt that the company may incur in the future, our intention is to pay any net revenues to shareholders on a pari passu basis, with everyone holding the same class of stock as the principals, and with the same voting rights. Any determination to pay dividends in the future will be at the discretion of our board of directors.


Starring
Clara Bow
WICKED
PHANTOM

How much do Broadway shows make?

If the show is a hit like "HAMILTON":

HAMILTON cost about $12.5 Million to make. With premium tickets selling at prices of $549 each for the best seats, HAMILTON now grosses over $2 million per week. According to the NY Times, even after recouping their investment, the group of investors is now receiving over $13M annually, just from the Broadway run.

After a show's commercial life ends, investors will own the rights for productions in regional theaters and schools, which can generate considerable revenue over time. With these high grosses, HAMILTON is expected to surpass even THE LION KING's $6.2 BILLION in total grosses and might even become the highest grossing Broadway show ever. These are big numbers for the theater world, but they are likely to get much bigger in the coming years, as the show opens productions beyond New York.

If it's not as successful as HAMILTON:

The production of a Broadway musical is an extremely expensive undertaking, usually requiring $5M to $20M to open in New York. (We estimate our Broadway opening to cost $8-10 million.) Investors typically only make a return on such an investment if a show makes it to Broadway and enjoys critical success and a long run. Even if a show is highly acclaimed, it may not catch on with audiences and may not run long enough to recoup those costs, let alone pay out additional sums to investors. Some shows never return a dime to the investors.





How will we use your investment?

The use of proceeds is defined in more detail on another page, but in general, our first tranche funding goal is $53,100. This first round we will use for the creation of a green-screen background medley of songs with some choreography to tell the story better and also for some additional marketing of our offering.

When we reach our second-tranche-funding goal of at least $148,100.00, we will first produce a refined workshop version of the musical and try out this production in a test market outside of a Broadway theatre. This also allows us to cast and rehearse the principal actors before a Broadway opening. This workshop production may or may not produce a profit, but refining the show in this manner at an earlier stage often leads to a better chance for a run on Broadway.

Reaching our goal of $998,100 will enable us to proceed with a Regulation A (mini-IPO) offering to raise the $8-10 million that we need for a full Broadway opening. This also means that all previous investors could have freely tradable stock, and they should be able to sell their shares at any time after this mini-IPO if so desired.

Investment Perks

$100 investments:

Put your 2 cents in! We will give you access to a special investor email address that you can send emails directly to the author and composer of "Starring Clara Bow." You will also receive weekly email updates on our progress to Broadway. You will also be able to vote on some issues put forth from the show's Producers who want your opinions.

$500 investments:

The above PLUS an autographed poster, suitable for framing, signed by the Author and Composer of "Starring Clara Bow" as well as some key cast members, thanking you for your investment.

$1000 investments:

The above PLUS 6 free tickets to the first workshop production of "Starring Clara Bow" wherever and whenever it is produced. (You pay your o transportation. Most likely the first workshop production will be outside of NY, provided we reach our 2nd tier funding goal of $148K)

$5,000 investments:

- The above PLUS an opportunity to spend a day on our movie set in Hollywood with the creators of "Starring Clara Bow" where we will be filming a new trailer to showcase a medley of songs with a green screen background. You will also meet some of the cast members.
- A visit to Sanctuary Studios where you can meet Barry Fasman, the composer of "Starring Clara Bow" and listen to some of the original recordings and see how the songs were created. You can also offer suggestions as to ways to improve the show.
- Attend a VIP cocktail party backstage after the first workshop production and meet the entire cast and the creators of "Starring Clara Bow" (provided we reach our funding goal of $148k).
- The opportunity to discuss the show on a monthly basis in personal phone calls with the Author and Composer of the show to offer feedback and discuss the progress of the show.

$100,000 investments:

The above PLUS Executive Producer credit in all program material and access to our team of creators for consultations.

$500,000 investments:

The above PLUS the company, StarringClaraBow, Inc., will assist any non-U. S. citizen with applying for an EB-5 U.S. Visa (green card)

Irregular Use of Proceeds

The issuer may incur other Irregular Uses of Proceeds which may include but are not limited to the following: vendor fees and salaries and/or expenses paid to the Company's directors or officers or their friends or family, any "Administration Expenses" that are not strictly for administrative purposes, any "Travel and Entertainment" expenses, and any repayment of inter-company debt or back payments; provided however, that the foregoing fees or expenses, as applicable, exceed $10,000.

Meet the Team



Jeffery Steven Mundy

COO, Writer & Lyricist

Jeffery Mundy is an esteemed artist, painter, songwriter and playwright. He received his BFA from the Corcoran School of Art and Design in Washington D.C, and his MFA from the Ecole Superieure des Beaux Arts in Paris. He was signed to Warner Bros Music as a songwriter in the late 1970s, and wrote and co-published 38 top 100 songs. Eventually he shifted his focus towards musical theater and he co-wrote the musical "The Next Step" with Richard Greene, which ran at the Vine Street Theater in Los Angeles. In 1991, he wrote his first original musical, "Mississippi Moon" with partner Barry Fasman, which in 1996 participated in the first ASCAP/Disney West Coast Musical Theater Workshop. Mundy continued to work in musical theater and in 1996 wrote the musical "Go for Broke," which is an adaption of Frank Gilroy's play "The Only Game in Town." Jeffery supplements his income as a gourmet chef and in the past he was the gourmet chef for Frank Sinatra, Elton John, and many celebrities, but more recently he has been a cook on a tugboat. In the past three years, since returning from China, Jeffery has been involved in the production of two musicals: The first is the musical adaption of George Axelrod's play "The Seven Year Itch," which had workshop productions in New York City starring Jane Krakowski, Peter Scolari, and John Christopher Jones. His other project has been his collaboration with Barry Fasman to develop "Starring Clara Bow." Jeffery is one of our co-founders and works part-time for the company as COO.



Barry "Foz" Fasman

CEO, Composer

Barry "Foz" Fasman is an award–winning producer, songwriter, arranger, composer, and conductor. He wrote and produced 32 songs for NBC TV's "FAME," and was named Top Record Producer of the Year in 1982 by U.K. Music and Video Week magazine, with the FAME albums he produced selling over 4 million copies. He also wrote and produced the popular theme song to NBC TV's "Showtime At the Apollo." Barry has produced and composed for the films "I Know What You Did Last Summer," "Dance with Me," and the Oliver Stone films "JFK," "Nixon," and "Heaven and Earth." Barry has arranged and conducted multiple top 10 hits including Melissa Manchester's "Don't Cry Out Loud" and Diana Ross' "It's My Turn." There's a near guarantee that you've heard Barry's work before, as he's conducted and arranged recordings for Billy Joel, Barry Manilow, Melissa Manchester, Johnny Mathis, STYX, and numerous other top artists. He's conducted live performances for Michael Bolton, Art Garfunkel, Linda Ronstadt, James Ingram, Natalie Cole, and Brian Wilson and has performed worldwide in legendary venues such as Carnegie Hall, Royal Albert Hall and the Hollywood Bowl. As a performer, Barry has even opened shows for The Doors and Jefferson Airplane as a member of The One-Eyed Jacks and he was also keyboardist and vocalist for the band Bluebeard. Not only has Barry worked on film and television soundtracks, but he's also composed for the popular video games Robotech, Dynotopia, Star Trek: Shattered Universe, Spongebob Squarepants, Spy vs. Spy, and Corvette: 50th Anniversary. He currently owns and operates Sanctuary Sound Studios based in Los Angeles, California, where he's had the opportunity to work with many great artists. Sanctuary Sound is a full service recording and production studio. Since 2013, Barry has been developing "Starring Clara Bow" with Jeffery Mundy. Concurrent with his work, Barry has also been directing the choir and conducting the Christmas and Easter chamber orchestra concerts at the Self-Realization Fellowship Lake Shrine in Pacific Palisades, California. Barry has been employed full-time by the company since he founded it in August 2016.



Gene Massey

CFO

Gene is the company's part-time CFO. Gene is the CEO of MediaShares and its subsidiary, QwikShares, companies he established in 2007 to offer innovative crowdfinance solutions for marketing and transacting online securities offerings. MediaShares licenses its U.S.-patented methodology, system, and software to FINRA broker-dealers and their clients in order to facilitate crowdfinanced offerings. MediaShares' methodology helps companies with online fans, customers, and affinity groups raise capital by selling their private and public shares directly to their online communities. Using this system and software in online securities offerings, both the stock issuer and its FINRA broker-dealer collect valuable data from their massive online community of shareholders. Gene created the methodology and holds an issued patent, # 6,792,411, which he has assigned to MediaShares. Gene is a regular speaker at Wall Street conferences and he is best known as an internet marketing specialist. As a director and screenwriter, Gene has won awards from Clio, the Telly Awards, the New York Film Festival, the Houston Film Festival, the Art Director's Club of Los Angeles, the Homburg Award, Best Comedy Screenplay from the Houston Film Festival, the Arizona Film Society, and the Award of Excellence from the Film Advisory Board. Gene has directed such celebrities as Narendra Modi, India's Prime Minister, Jane Krakowski, Dwight Yoakam, Melora Hardin, Smokey Robinson, Alice Cooper, Tommy Smothers, Kenny G, Jane Wyatt, Jean Stapleton, Arthur Hill, Eva Marie Saint, Vincent Price, Henry Mancini and Oscar-- Winner Michael Blake. Gene has also worked personally with such well-- known sports personalities as Johnny Miller, Sugar Ray Leonard, Chi Chi Rodriguez, Annika Sorenstam, Colin Montgomerie, Greg Louganis, Paul Azinger, Patty Sheehan, and Kenny Roberts. Prior to his work as a director, Gene was also an actor, appearing in a number of network television shows and feature films, as well as working with Steven Spielberg in "Close Encounters of the Third Kind." Gene is active in community service and volunteers weekly making food for the homeless in downtown Los Angeles, and for 15 years he has taught a weekly "Life Skills" class at Camp Kilpatrick, a Los Angeles County Youth Correctional Facility for teenage boys.

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Offering Summary

StarringClaraBow, Inc. is offering 100,000 shares of common stock at $10.00 per share for a total of $1,000,000. USD in our Regulation CF offering. All stock has full voting rights and is the same class of stock held by the officers and principal shareholders. There are no other classes of stock, nor warrants or preemptive rights.

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	Most recent fiscal year-end:		Prior fiscal year-end:	
Total Assets	$10,241,878.66	USD	$0.00	USD
Cash & Cash Equivalents	$3,878.66	USD	$0.00	USD
Accounts Receivable	$5,000.00	USD	$0.00	USD
Short-term Debt	$0.00	USD	$0.00	USD
Long-term Debt	$20,050.00	USD	$0.00	USD
Revenues / Sales	$5,000.00	USD	$0.00	USD
Costs of Goods Sold	$0.00	USD	$0.00	USD
Taxes Paid	$0.00	USD	$0.00	USD
Net Income	-$11,521.34	USD	$0.00	USD

Finances

Offering Details

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

No available updates at this time. Follow Starring Clara Bow, Inc. to get notified of future updates!

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